Exhibit 99.1

XPENG Reports Third Quarter 2022 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB40.12 billion (US$5.64 billion) as of September 30, 2022

•	Quarterly total revenues reached RMB6.82 billion, a 19.3% increase year-over-year

•	Quarterly vehicle deliveries reached 29,570, a 15% increase year-over-year

•	Quarterly gross margin was 13.5%, a decrease of 0.9 percentage point year-over-year

GUANGZHOU, China—(BUSINESS WIRE)—Nov.30, 2022—XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the third quarter of 2022.

Operational and Financial Highlights for the Three Months Ended September 30, 2022

	2022Q3	2022Q2	2022Q1	2021Q4	2021Q3	2021Q2
Total deliveries	29,570	34,422	34,561	41,751	25,666	17,398
P7 deliveries	16,776	15,983	19,427	21,342	19,731	11,522
P5 deliveries	8,703	12,848	10,486	7,621	244	—

•	Total deliveries of vehicles were 29,570 in the third quarter of 2022, representing an increase of 15% from 25,666 in the corresponding period of 2021.

•	Deliveries of the P7 smart sports sedan were 16,776 in the third quarter of 2022, representing a decrease of 15% from 19,731 in the corresponding period of 2021.

•	Deliveries of the P5 smart family sedan were 8,703 in the third quarter of 2022.

•	XPENG’s physical sales network continued expansion with a total of 407 stores, covering 143 cities as of September 30, 2022.

•

XPENG self-operated charging station network further expanded to 1,011 stations, including 806 XPENG self-operated supercharging stations and 205 destination charging stations as of September 30, 2022.

•

Total revenues were RMB6.82 billion (US$0.96 billion) for the third quarter of 2022, representing an increase of 19.3% from the same period of 2021, and a decrease of 8.2% from the second quarter of 2022.

•

Revenues from vehicle sales were RMB6.24 billion (US$0.88 billion) for the third quarter of 2022, representing an increase of 14.3% from the same period of 2021, and a decrease of 10.1% from the second quarter of 2022.

•	Gross margin was 13.5% for the third quarter of 2022, compared with 14.4% for the same period of 2021 and 10.9% for the second quarter of 2022.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 11.6% for the third quarter of 2022, compared with 13.6% for the same period of 2021 and 9.1% for the second quarter of 2022.

•

Net loss was RMB2.38 billion (US$0.33 billion) for the third quarter of 2022, compared with RMB1.59 billion for the same period of 2021 and RMB2.70 billion for the second quarter of 2022. Excluding share-based compensation expenses, non-GAAP net loss was RMB2.22 billion (US$0.31 billion) in the third quarter of 2022, compared with RMB1.49 billion for the same period of 2021 and RMB2.46 billion for the second quarter of 2022.

•

Net loss attributable to ordinary shareholders of XPENG was RMB2.38 billion (US$0.33 billion) for the third quarter of 2022, compared with RMB1.59 billion for the same period of 2021 and RMB2.70 billion in the second quarter of 2022. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB2.22 billion (US$0.31 billion) for the third quarter of 2022, compared with RMB1.49 billion for the same period of 2021 and RMB2.46 billion for the second quarter of 2022.

•

Comprehensive loss attributable to ordinary shareholders of XPENG was RMB0.69 billion (US$0.10 billion) for the third quarter of 2022, compared with RMB1.62 billion for the same period of 2021 and RMB0.78 billion for the second quarter of 2022.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB2.77 (US$0.39) for the third quarter of 2022. Non-GAAP basic and diluted net loss per ADS were both RMB2.59 (US$0.36) for the third quarter of 2022. Each ADS represents two Class A ordinary shares.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB40.12 billion (US$5.64 billion) as of September 30, 2022, compared with RMB41.34 billion as of June 30, 2022. Time deposits include short-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	September 30, 2021	June 30, 2022	September 30, 2022	YoY	QoQ
Vehicle sales	5.46	6.94	6.24	14.3%	-10.1%
Vehicle margin	13.6%	9.1%	11.6%	-2.0pts	2.5pts
Total revenues	5.72	7.44	6.82	19.3%	-8.2%
Gross profit	0.82	0.81	0.92	12.5%	14.1%
Gross margin	14.4%	10.9%	13.5%	-0.9pts	2.6pts
Net Loss	1.59	2.70	2.38	49.0%	-12.0%
Non-GAAP net loss	1.49	2.46	2.22	49.0%	-9.8%
Net loss attributable to ordinary shareholders	1.59	2.70	2.38	49.0%	-12.0%
Non-GAAP net loss attributable to ordinary shareholders	1.49	2.46	2.22	49.0%	-9.8%
Comprehensive loss attributable to ordinary shareholders	1.62	0.78	0.69	-57.4%	-11.3%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“Our management team has recently conducted an in-depth review of our growth strategy, products and operation. We have already carried out organization restructuring and changed some of our strategies. I am confident that our industry-leading smart and electrification technologies will allow us to build competitive products appealing to a broad customer base,” said Mr. He Xiaopeng, Chairman and CEO of XPENG. “I also would like to thank our shareholders for their valuable suggestions to us.”

“We will implement prudent cost control initiatives and improve operational efficiency,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and President of XPENG. “As we plan a number of upcoming product and technology rollouts, we are confident that we can achieve significant improvement in both sales volumes and average selling price.”

Recent Developments

Deliveries in October 2022

•

Total deliveries reached 5,101 vehicles in October 2022, consisting of 2,104 P7 smart sports sedans, 1,665 P5 smart family sedans and 709 G3i compact smart SUVs, and 623 G9 flagship SUVs. Mass deliveries of the G9 began on October 27, 2022, reaching customers in over 100 cities across China.

•	As of October 31, 2022, year-to-date total deliveries reached 103,654, representing a 56% increase year-over-year.

XPENG 2022 TECH DAY

•

On October 24, 2022, XPENG hosted its fourth annual 1024 Tech Day at its headquarters in Guangzhou. The Company unveiled the rollout plan of XNGP, its next-generation full-scenario advanced driver assistance system that covers nationwide urban roads, as well as its industry-leading in-car voice system.

ESG Performance

•

On September 27, 2022, XPENG received its third consecutive annual MSCI ESG rating of AA, ranking top among carmakers worldwide for ESG performance. The MSCI AA ESG rating recognizes the Company’s achievement in reducing carbon footprint and its growth potential driven by its clean technology innovation.

•

On September 23, 2022, XPENG, as an invited company for the 2022 S&P Global Corporate Sustainability Assessment (CSA), received an industry-leading S&P Global ESG score of 49, representing an increase of 48% from the score released last year and ranking top among Chinese automakers.

Unaudited Financial Results for the Three Months Ended September 30, 2022

Total revenues were RMB6.82 billion (US$0.96 billion) for the third quarter of 2022, representing an increase of 19.3% from RMB5.72 billion for the same period of 2021 and a decrease of 8.2% from RMB7.44 billion for the second quarter of 2022.

Revenues from vehicle sales were RMB6.24 billion (US$0.88 billion) for the third quarter of 2022, representing an increase of 14.3% from RMB5.46 billion for the same period of 2021 and a decrease of 10.1% from RMB6.94 billion for the second quarter of 2022. The year-over-year increase was mainly attributable to higher vehicle deliveries, while the quarter-over-quarter decrease was mainly due to lower vehicle deliveries for the P5 and G3i.

Revenues from services and others were RMB0.58 billion (US$0.08 billion) for the third quarter of 2022, representing an increase of 124.1% from RMB0.26 billion for the same period of 2021 and an increase of 17.0% from RMB0.50 billion for the second quarter of 2022. The year-over-year and the quarter-over-quarter increases were mainly attributable to more services, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB5.90 billion (US$0.83 billion) for the third quarter of 2022, representing an increase of 20.4% from RMB4.90 billion for the same period of 2021 and a decrease of 11.0% from RMB6.63 billion for the second quarter of 2022. The year-over-year increase was explained by higher vehicle sales and higher material cost, and the quarter-over-quarter decrease was mainly in line with vehicle deliveries as described above.

Gross margin was 13.5% for the third quarter of 2022, compared with 14.4% and 10.9% for the third quarter of 2021 and the second quarter of 2022, respectively.

Vehicle margin was 11.6% for the third quarter of 2022, compared with 13.6% for the same period of 2021 and 9.1% for the second quarter of 2022. The quarter-over-quarter increase was primarily attributable to the product mix changes.

Research and development expenses were RMB1.50 billion (US$0.21 billion) for the third quarter of 2022, representing an increase of 18.5% from RMB1.26 billion for the same period of 2021 and an increase of 18.5% from RMB1.26 billion for the second quarter of 2022. The year-over-year increase was mainly due to the increase in employee compensation as a result of expanded research and development staff, and the quarter-over-quarter increase was primarily associated with higher new vehicle development to support future growth.

Selling, general and administrative expenses were RMB1.63 billion (US$0.23 billion) for the third quarter of 2022, representing an increase of 5.7% from RMB1.54 billion for the same period of 2021 and a decrease of 2.3% from RMB1.66 billion for the second quarter of 2022. The year-over-year increase was mainly due to expansion of our sales network and associated personnel cost. The quarter-over-quarter decrease was mainly attributable to lower operating expenses.

Loss from operations was RMB2.18 billion (US$0.31 billion) for the third quarter of 2022, compared with RMB1.80 billion for the same period of 2021 and RMB2.09 billion for the second quarter of 2022. The higher quarter-over-quarter loss was mainly attributable to higher operating expenses mentioned above.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB2.02 billion (US$0.28 billion) for the third quarter of 2022, compared with RMB1.70 billion for the same period of 2021 and RMB1.85 billion for the second quarter of 2022.

Impact of foreign currency revaluation reflected the following results:

(i) Exchange loss from foreign currency transactions was RMB0.55 billion (US$0.08 billion) for the third quarter of 2022, primarily resulting from the depreciation impact of Renminbi- denominated assets (other receivables) held in U.S. dollar functional currency subsidiaries. Such revaluation was included in net loss.

(ii) Foreign currency translation adjustment was RMB1.69 billion (US$0.24 billion) gain for the third quarter of 2022, primarily resulting from the appreciation of U.S. dollar-denominated assets. Such revaluation was included in the comprehensive loss, but not net loss.

Net loss was RMB2.38 billion (US$0.33 billion) for the third quarter of 2022, compared with RMB1.59 billion for the same period of 2021 and RMB2.70 billion for the second quarter of 2022.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB2.22 billion (US$0.31 billion) for the third quarter of 2022, compared with RMB1.49 billion for the same period of 2021 and RMB2.46 billion for the second quarter of 2022.

Net loss attributable to ordinary shareholders of XPENG was RMB2.38 billion (US$0.33 billion) for the third quarter of 2022, compared with RMB1.59 billion for the same period of 2021 and RMB2.70 billion for the second quarter of 2022.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share- based compensation expenses, was RMB2.22 billion (US$0.31 billion) for the third quarter of 2022, compared with RMB1.49 billion for the same period of 2021 and RMB2.46 billion for the second quarter of 2022.

Comprehensive loss attributable to ordinary shareholders of XPENG was RMB0.69 billion (US$0.10 billion) for the third quarter of 2022, compared with RMB1.62 billion for the same period of 2021 and RMB0.78 billion for the second quarter of 2022. The difference between comprehensive loss and net loss reflected primarily the revaluation impact of U.S. dollar- denominated assets mentioned above.

Basic and diluted net loss per ADS attributable to ordinary shareholders of XPENG were both RMB2.77 (US$0.39) for the third quarter of 2022, compared with RMB1.89 for the third quarter of 2021 and RMB3.16 for the second quarter of 2022.

Non-GAAP basic and diluted net loss per ADS were both RMB2.59 (US$0.36) for the third quarter of 2022, compared with RMB1.77 for the third quarter of 2021 and RMB2.88 for the second quarter of 2022.

Balance Sheets

As of September 30, 2022, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB40.12 billion (US$5.64 billion), compared with RMB43.54 billion as of December 31, 2021 and RMB41.34 billion as of June 30, 2022.

Business Outlook

For the fourth quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 20,000 and 21,000, representing a year- over-year decrease of approximately 49.7% to 52.1%.

•	Total revenues to be between RMB4.8 billion and RMB5.1 billion, representing a year-over-year decrease of approximately 40.4% to 43.9%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 30, 2022 (9:00 PM Beijing/Hong Kong time on November 30, 2022.)

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPeng Inc. Third Quarter 2022 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10026490-ruq1yn.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until December 7, 2022, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10026490

About XPeng Inc.

XPeng Inc. (“XPENG”) is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology- savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://heyXPENG.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non- GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1135 to US$1.00, the exchange rate on September 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third- party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2021 (audited) RMB	September 30, 2022 (unaudited) RMB	September 30, 2022 (unaudited) US$
ASSETS
Current assets
Cash and cash equivalents	11,024,906	11,370,371	1,598,421
Restricted cash	609,975	173,449	24,383
Short-term deposits	25,858,007	18,173,191	2,554,747
Short-term investments	2,833,763	2,018,920	283,815
Long-term deposits, current portion	—	423,887	59,589
Derivative assets, current portion	—	1,676	236
Accounts and notes receivable, net	2,673,494	3,704,270	520,738
Installment payment receivables, net, current portion	887,202	1,216,645	171,033
Inventory	2,661,921	4,378,007	615,450
Amounts due from related parties	32,785	57,669	8,107
Prepayments and other current assets	2,248,683	2,421,807	340,451

Total current assets	48,830,736	43,939,892	6,176,970

Non-current assets
Long-term deposits	3,217,266	7,962,455	1,119,344
Property, plant and equipment, net	5,424,776	9,367,276	1,316,831
Right-of-use assets, net	1,561,175	2,067,712	290,674
Intangible assets, net	878,724	892,545	125,472
Land use rights, net	595,471	2,731,503	383,989
Installment payment receivables, net	1,863,492	2,213,706	311,198
Long-term investments	1,549,176	2,391,170	336,145
Other non-current assets	1,730,486	223,883	31,473

Total non-current assets	16,820,566	27,850,250	3,915,126

Total assets	65,651,302	71,790,142	10,092,096

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2021 (audited) RMB	September 30, 2022 (unaudited) RMB	September 30, 2022 (unaudited) US$
LIABILITIES
Current liabilities
Short-term borrowings	—	1,600,000	224,924
Accounts and notes payable	12,362,186	14,999,534	2,108,601
Amounts due to related parties	24,919	28,593	4,020
Operating lease liabilities, current portion	373,488	515,139	72,417
Finance lease liabilities, current portion	—	164,726	23,157
Deferred revenue, current portion	418,227	316,403	44,479
Long-term borrowings, current portion	—	328,325	46,155
Accruals and other liabilities	4,811,107	5,268,607	740,649
Income taxes payable	22,737	60,434	8,496

Total current liabilities	18,012,664	23,281,761	3,272,898

Non-current liabilities
Long-term borrowings	1,675,106	3,190,643	448,533
Operating lease liabilities	1,189,754	1,960,669	275,626
Finance lease liabilities	—	788,050	110,782
Deferred revenue	479,061	664,727	93,446
Other non-current liabilities	2,148,139	2,463,163	346,266

Total non-current liabilities	5,492,060	9,067,252	1,274,653

Total liabilities	23,504,724	32,349,013	4,547,551

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	87	88	12
Class B Ordinary shares	25	25	4
Additional paid-in capital	59,980,534	60,542,236	8,510,893
Statutory reserves	6,047	6,047	850
Accumulated deficit	(16,191,566)	(22,969,363)	(3,228,983)
Accumulated other comprehensive (loss) income	(1,648,549)	1,862,096	261,769

Total shareholders’ equity	42,146,578	39,441,129	5,544,545

Total liabilities and shareholders’ equity	65,651,302	71,790,142	10,092,096

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	5,460,063	6,938,497	6,241,143	877,366
Services and others	259,855	497,848	582,344	81,865

Total revenues	5,719,918	7,436,345	6,823,487	959,231

Cost of sales
Vehicle sales	(4,718,809)	(6,309,727)	(5,514,695)	(775,244)
Services and others	(180,285)	(317,258)	(385,554)	(54,200)

Total cost of sales	(4,899,094)	(6,626,985)	(5,900,249)	(829,444)

Gross profit	820,824	809,360	923,238	129,787

Operating expenses
Research and development expenses	(1,264,240)	(1,264,959)	(1,498,550)	(210,663)
Selling, general and administrative expenses	(1,538,420)	(1,664,513)	(1,626,343)	(228,628)

Total operating expenses	(2,802,660)	(2,929,472)	(3,124,893)	(439,291)

Other income, net	179,196	29,328	24,824	3,490
Loss from operations	(1,802,640)	(2,090,784)	(2,176,831)	(306,014)

Interest income	193,888	267,506	289,954	40,761
Interest expense	(16,347)	(22,311)	(38,968)	(5,478)
Fair value gain (loss) on derivative assets or derivative liabilities	30,190	84,211	(8,003)	(1,125)
Fair value gain on long-term investments	—	15,869	129,240	18,168
Exchange gain (loss) from foreign currency transactions	14,295	(938,327)	(550,775)	(77,427)
Other non-operating loss, net	(13,884)	(1,948)	(2,600)	(366)

Loss before income tax expenses and share of results of equity method investees	(1,594,498)	(2,685,784)	(2,357,983)	(331,481)

Income tax expenses	(303)	(11,735)	(21,017)	(2,955)
Share of results of euiqty method investees	—	(3,363)	2,852	401

Net loss	(1,594,801)	(2,700,882)	(2,376,148)	(334,035)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,594,801)	(2,700,882)	(2,376,148)	(334,035)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
Net loss	(1,594,801)	(2,700,882)	(2,376,148)	(334,035)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil tax	(26,478)	1,922,801	1,686,156	237,036

Total comprehensive loss attributable to XPeng Inc.	(1,621,279)	(778,081)	(689,992)	(96,999)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,621,279)	(778,081)	(689,992)	(96,999)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,689,885,370	1,708,557,461	1,718,162,864	1,718,162,864
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.94)	(1.58)	(1.38)	(0.19)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	844,942,685	854,278,731	859,081,432	859,081,432
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.89)	(3.16)	(2.77)	(0.39)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
Loss from operations	(1,802,640)	(2,090,784)	(2,176,831)	(306,014)
Share-based compensation expenses	102,673	236,469	152,695	21,466

Non-GAAP loss from operations	(1,699,967)	(1,854,315)	(2,024,136)	(284,548)

Net loss	(1,594,801)	(2,700,882)	(2,376,148)	(334,035)
Share-based compensation expenses	102,673	236,469	152,695	21,466

Non-GAAP net loss	(1,492,128)	(2,464,413)	(2,223,453)	(312,569)

Net loss attributable to ordinary shareholders	(1,594,801)	(2,700,882)	(2,376,148)	(334,035)
Share-based compensation expenses	102,673	236,469	152,695	21,466

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,492,128)	(2,464,413)	(2,223,453)	(312,569)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,689,885,370	1,708,557,461	1,718,162,864	1,718,162,864
Non-GAAP net loss per ordinary share
Basic and diluted	(0.88)	(1.44)	(1.29)	(0.18)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	844,942,685	854,278,731	859,081,432	859,081,432
Non-GAAP net loss per ADS
Basic and diluted	(1.77)	(2.88)	(2.59)	(0.36)